SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

STAFFING 360 SOLUTIONS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer)

Warrants to Purchase Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number of Warrants)

 Brendan Flood

Executive Chairman

641 Lexington Avenue, Suite 1526

New York, New York 10022

Tel: (212) 634-6462

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Martin C. Glass, Esq.

Jenner and Block LLP

919 Third Avenue

New York, New York 10022

Tel: (212) 891-1600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$2,207,651.36	$222.31

*	Estimated for purposes of calculating the amount of the filing fee only. Staffing 360 Solutions, Inc. (“Staffing” or the “Company”) is offering holders of 906,633 of certain of its warrants as more fully described herein the opportunity to exchange such warrants for shares of the Company’s common stock, par value $0.00001 per share by tendering one hundred of the warrants in exchange for twenty shares. The amount of the filing fee assumes that all outstanding warrants that are the subject of the offer will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The transaction value was determined by using the average of the high and low prices of the Company’s common stock on March 24, 2016, which was $2.435.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.

☑           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

☐ Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Staffing 360 Solutions, Inc. a Nevada corporation (the “Company”). This Schedule TO relates to the offer by the Company to certain holders of the Company’s outstanding warrants (the “Warrants”) to receive an aggregate of 906,633 shares of the Company’s Common Stock, par value $0.00001 per share (the “Shares”), by agreeing to receive twenty (20) Shares in exchange for every one hundred (100) Warrants tendered by the holders of Warrants (the “Exchange Ratio”). The Exchange Ratio was selected by the Company in order to provide the holders of the Warrants with an incentive to exchange the Warrants. The offer is subject to the terms and conditions set forth in the Offer to Exchange, dated March 29, 2016 (the “Offer to Exchange”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  The Warrants consist of (i) warrants to purchase an aggregate of 89,729 Shares issued to certain investors in connection with private placement offerings from April and June of 2013 (the “2013 PIPE Warrants”), (ii) warrants to purchase an aggregate of 86,362 Shares issued to certain investors in connection with a bridge financing from November and December of 2013 (the “Bridge Warrants”), (iii) warrants to purchase an aggregate of 500,000 Shares that were issued to certain investors in connection with the Company’s private placement offerings from January through March of 2014 (the “2014 PIPE Warrants”), (iv) warrants to purchase an aggregate of 185,510 Shares that were issued upon the conversion of outstanding Series A Bonds that were issued in July 2014 (“Series A Warrants”), (v) warrants to purchase 2,945 Shares issued to the placement agent in connection with the offering of Series B Bonds in October and November of 2014 (the “Series B Warrants”), (vi) warrants to purchase 12,000 Shares issued to MidCap Financial Trust in connection with the Company’s $25 million accounts receivable credit facility and $3 million term loan in April of 2015 (the “MidCap Warrants”), (vii) warrants to purchase 30,087 Shares issued to a placement agent in connection with several of the Company’s capital raises across the calendar year 2015 (the “Placement Agent Warrants”). The “Offer Period” is the period commencing on March 29, 2016 and ending at 5:00 p.m., Eastern Time, on April 26, 2016, or such later date to which the Company may extend the Offer (the “Expiration Date”).

The Exchange Offer is made upon the terms and subject to the conditions set forth in the Company's offer to exchange, dated March 29, 2016 (the “Exchange Offer Statement”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C) and (a)(1)(D) to this Schedule TO (which the Exchange Offer and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Information set forth in the Exchange Offer Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary” in the Offer to Exchange, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the subject company and the filing person is Staffing 360 Solutions Inc., a Nevada corporation.  Its principal executive offices are located at 641 Lexington Avenue, Suite 1526, New York, NY 10022. The Company’s telephone number is (212) 634-6462.

(b) Securities.

As of March 29, 2016, the Company has a total of 1,276,060 warrants to purchase shares of Common Stock outstanding (“Outstanding Warrants”). Of the Outstanding Warrants, 906,633 warrants are subject to the Offer.  Each Warrant is currently exercisable for one share of our common stock for an exercise price of $18.00 in the case of the 2013 PIPE Warrants, an exercise price of $20.00 in the case of all of the warrants issued subsequent to the 2013 PIPE Warrants until December 2014 (i.e. the Bridge Warrants, the 2014 PIPE Warrants, the Series A Warrants, and the Series B Warrants), an exercise price of $12.50 in the case of the MidCap Warrants, and an exercise price ranging from $11.00 to $12.70 in the case of the Placement Agent Warrants.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under “The Offer, Section 4. Price Range of Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person.  The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below.  The business address for each such person is 641 Lexington Avenue, Suite 1526, New York, New York 10022. The business telephone number for each such person is (212) 634-6462.

Name	Position
Brendan Flood	Executive Chairman and Director
Matthew Briand	Chief Executive Officer, President and Director
David Faiman	Chief Financial Officer, Treasurer and Secretary
Dimitri Villard	Director
Jeff Grout	Director
Nicholas Florio	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the Offer to Exchange under Sections 1 through 13 of “The Offer” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases.

To our knowledge, none of our directors or officers holds any Warrants to purchase Shares that are subject to this Offer to Exchange.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under “The Offer, Section 7. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Exchange under “The Offer, Section 3.C. Purpose of the Offer” is incorporated herein by reference.

(b) Uses of Securities Acquired.

The securities will be retired.

(c) Plans.

No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10), except as follows: the exchange of every 100 Warrants pursuant to the Offer will result in the acquisition by the exchanging holder of twenty (20) Shares of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions.

Not applicable.

(d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership.

None of the Company’s executive officers, directors and control persons hold any Warrants.

(b) Securities transactions.

The Company has not engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The Company has retained Accelerated Capital Group, Inc. (“ACG”) to act as non-exclusive dealer manager for the tender offer. ACG and the Company may contact holders of Warrants over the internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners. As such, ACG will receive compensation of 12% in shares of common stock, in connection with each warrant holder that is also a current investor or client of ACG, and who elects to exchange their Warrants for Shares.

The Company may also use the services of its officers and employees to solicit holders of the Warrants to participate in the Offer without additional compensation.

Item 10.	Financial Statements.

(a) Financial Information.

Incorporated herein by reference are the Company’s financial statements that were filed with its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2015 and its Quarterly Reports on Form 10-Q filed with the SEC on October 15, 2015 and on January 14, 2016.

The full text of the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can be accessed electronically on the SEC’s website at www.sec.gov. Copies of our SEC filings are also available without charge upon written request addressed to: Staffing 360 Solutions, Inc., 641 Lexington Avenue, Suite 1526, New York, NY 10022, (212) 634-6462.

(b) Pro Forma Information.

The information required to be furnished by Item 1010(b) of Regulation M-A is not material to the present offering.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Except as set forth in Items 8 and 9 above, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.
(2)	Except for the requirements of applicable U.S. federal and state securities laws, the Company knows of no regulatory requirements to be complied with or approvals to be obtained by the Company in connection with the Offer.
(3)	There are no applicable anti-trust laws.
(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the applicable regulations are inapplicable.
(5)	None.

(c) Other Material Information.

The information set forth in the Offer to Exchange and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Common Stock for Certain Outstanding Warrants.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Withdrawal.
(a)(1)(D)	Letter from the Executive Chairman of the Company to the Holders of Warrants.
(a)(1)(E)	Annual Report on Form 10-K for the year ended May 31, 2015, filed with the SEC on July 31, 2015 and incorporated herein by reference.
(a)(1)(F)	Quarterly Report on Form 10-Q for the quarter ended August 31, 2015, filed with the SEC on October 15, 2015 and incorporated herein by reference.
(a)(1)(G)	Quarterly Report on Form 10-Q for the quarter ended November 30, 2015, filed with the SEC on January 14, 2016 and incorporated herein by reference.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Form of 2013 PIPE Warrant, filed as exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2013 and incorporated herein by reference.
(d)(2)	Form of 2014 PIPE Warrant, filed as exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 7, 2014 and incorporated herein by reference.
(d)(3)	Form of MidCap Warrant, filed as exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 8, 2015 and incorporated herein by reference.
(d)(4)	Form of Series A Warrant, filed as exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 14, 2015 and incorporated herein by reference.
(d)(5)	Form of Series B Warrant, filed as exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 14, 2015 and incorporated herein by reference.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STAFFING 360 SOLUTIONS, INC.

	By:	/s/ Brendan Flood
Name: Brendan Flood
Title: Executive Chairman

Date: March 29, 2016